                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 1)

                      Under the Securities Exchange Act of 1934


                               FORWARD INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK (.01 PAR VALUE)
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                       34986210
                                 --------------------
                                    (CUSIP Number)

                                 Kenneth Koch, Esq.
                    Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                       551 Fifth Avenue, New York, NY  10176
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   October 9, 1998
                      ------------------------------------------
               (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("Act") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


CUSIP No. 34986210
------------------
1    Name of Reporting Person                               Robert S. Ellin
     S.S. or I.R.S. Identification No.
     of Above Person

    -------------------------------------------------------------------------------------------

2    Check the Appropriate Box if                           (a) [ ]
     a Member of a Group                                    (b) [X

    -------------------------------------------------------------------------------------------

3    SEC Use Only

    -------------------------------------------------------------------------------------------

4    Source of Funds                                        PF

    -------------------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            [ ]

    -------------------------------------------------------------------------------------------

6    Citizenship or Place of Organization                   U.S.A.

    -------------------------------------------------------------------------------------------

                         7    Sole Voting Power             125,500 shares including 108,000
                                                                    shares underlying warrants
                              -----------------------------------------------------------------

Number of Shares         8    Shared Voting Power           378,500 shares including 181,500
                                                                    shares underlying warrants
Beneficially Owned by         -----------------------------------------------------------------
Reporting Person With
                         9    Sole Dispositive Power        125,500 shares including 108,000
                                                                    shares underlying warrants
                              -----------------------------------------------------------------

                         10   Shared Dispositive Power      378,500 shares including 181,500
                                                                    shares underlying warrants

    -------------------------------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                        504,000 shares

    -------------------------------------------------------------------------------------------

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                   [X]

    -------------------------------------------------------------------------------------------

13   Percent of Class Represented
      Amount in Row (11)                                    9.6%

    -------------------------------------------------------------------------------------------

14   Type of Reporting Person                               IN

    -------------------------------------------------------------------------------------------


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

CUSIP No. 34986210
------------------
1    Name of Reporting Person                               Robert Ellin Family 1997 Trust
     S.S. or I.R.S. Identification No.
     of Above Person

    -------------------------------------------------------------------------------------------

2    Check the Appropriate Box if                           (a) [ ]
     a Member of a Group                                    (b) [X]

    -------------------------------------------------------------------------------------------

3    SEC Use Only

    -------------------------------------------------------------------------------------------

4    Source of Funds                                        PF

    -------------------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            [ ]

    -------------------------------------------------------------------------------------------

6    Citizenship or Place of Organization                   U.S.A.

    -------------------------------------------------------------------------------------------

                         7    Sole Voting Power             37,500 shares
                              -----------------------------------------------------------------

Number of Shares         8    Shared Voting Power
Beneficially Owned by         -----------------------------------------------------------------
Reporting Person With
                         9    Sole Dispositive  Power       37,500  shares
                              -----------------------------------------------------------------

                         10   Shared Dispositive Power

    -------------------------------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                        37,500  shares

    -------------------------------------------------------------------------------------------

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                   [ ]

    -------------------------------------------------------------------------------------------

13   Percent of Class Represented
      Amount in Row (11)                                    0.7%

    -------------------------------------------------------------------------------------------

14   Type of Reporting Person                               00

    -------------------------------------------------------------------------------------------


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

CUSIP No. 34986210
------------------
1    Name of Reporting Person                               Atlantis Equities, Inc.
     S.S. or I.R.S. Identification No.
     of Above Person

    -------------------------------------------------------------------------------------------

2    Check the Appropriate Box if                           (a) [ ]
     a Member of a Group                                    (b) [X]

    -------------------------------------------------------------------------------------------

3    SEC Use Only

    -------------------------------------------------------------------------------------------

4    Source of Funds                                        WC

    -------------------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            [ ]

    -------------------------------------------------------------------------------------------

6    Citizenship or Place of Organization                   New York

    -------------------------------------------------------------------------------------------

                         7    Sole Voting Power

                              -----------------------------------------------------------------
Number of Shares         8    Shared Voting Power           295,500 shares including 106,500
                                                                    shares underlying warrants
Beneficially Owned by         -----------------------------------------------------------------
Reporting Person With
                         9    Sole Dispositive Power

                              -----------------------------------------------------------------

                         10   Shared Dispositive Power      295,500 shares including 106,500
                                                                    shares underlying warrants

    -------------------------------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person

    -------------------------------------------------------------------------------------------

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                   [ ]

    -------------------------------------------------------------------------------------------

13   Percent of Class Represented
      Amount in Row (11)                                    5.8%

    -------------------------------------------------------------------------------------------

14   Type of Reporting Person                               CO

    -------------------------------------------------------------------------------------------


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

CUSIP No. 34986210
------------------
1    Name of Reporting Person                               Robert Ellin Profit Sharing Plan
     S.S. or I.R.S. Identification No.
     of Above Person

    -------------------------------------------------------------------------------------------

2    Check the Appropriate Box if                           (a) [ ]
     a Member of a Group                                    (b) [X]

    -------------------------------------------------------------------------------------------

3    SEC Use Only

    -------------------------------------------------------------------------------------------

4    Source of Funds                                        00

    -------------------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            [ ]

    -------------------------------------------------------------------------------------------

6    Citizenship or Place of Organization                   U.S.A.

    -------------------------------------------------------------------------------------------

                         7    Sole Voting Power
                              -----------------------------------------------------------------

Number of Shares         8    Shared Voting Power           83,000 shares including 75,000
Beneficially Owned by                                              shares underlying warrants
                              -----------------------------------------------------------------
Reporting Person With
                         9    Sole Dispositive Power

                              -----------------------------------------------------------------

                         10   Shared Dispositive Power      83,000 shares including 75,000
                                                                   shares underlying warrants

    -------------------------------------------------------------------------------------------

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person

    -------------------------------------------------------------------------------------------

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                   [ ]

    -------------------------------------------------------------------------------------------

13   Percent of Class Represented
      Amount in Row (11)                                    1.6%

    -------------------------------------------------------------------------------------------

14   Type of Reporting Person                               EP

    -------------------------------------------------------------------------------------------


     This Amendment No. 1 to Schedule 13D, dated October 9, 1998, amends the
Schedule 13D dated September 16, 1998 (the "Original 13D"), filed by Robert S. Ellin, Robert Ellin Family 1997 Trust, Atlantis Equities, Inc. and Robert Ellin Profit Sharing Plan (the "Filing Persons") and relates to the common stock, par value $.01 per share ("Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company").

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D dated September 16, 1998.


Item 4.   PURPOSE OF TRANSACTION.

     As previously disclosed, Mr. Ellin introduced the Company to Jerome E. Ball, who joined the Company as its Chief Executive Officer in October 1998. Mr. Ellin will be compensated by the Company for such introduction.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended and supplemented by adding the following thereto:

          (a) The Private Placement Warrants become exercisable on December 9, 1998, which is within 60 days of the date of this report. Mr. Ellin, Atlantis and the Plan own Private Placement Warrants to purchase 108,000, 15,000 and 75,000 shares of Common Stock, respectively. These equity securities, in addition to the 343,500 shares of Common Stock previously reported as beneficially owned by the Filing Persons in the Original 13D, represent approximately 10.3% of the outstanding shares of Common Stock of the Company.

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                                      SIGNATURE
                                      ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  October 19, 1998                          /s/ Robert S. Ellin
                                             ------------------------------
                                             Robert S. Ellin


                                              ROBERT ELLIN FAMILY 1997 TRUST


                                              By: /s/ Marvin Ellin
                                                 --------------------------
                                                 Marvin Ellin, Trustee

                                              ATLANTIS EQUITIES, INC.,


                                              By: /s/ Robert S. Ellin
                                                 --------------------------
                                                 Robert S. Ellin, President


                                              ROBERT ELLIN  PROFIT SHARING
                                              PLAN


                                              By: /s/ Robert S. Ellin
                                                 --------------------------
                                                 Robert S. Ellin, Trustee